UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

YY Inc.

(Name of Issuer)

Class A common shares, par value US$0.00001 per share

(Title of Class of Securities)

G9887Y 107**

(CUSIP Number)

Jun Lei	David Xueling Li
Top Brand Holdings Limited	YYME Limited
19E, Huating Jiayuan,	YY One Limited
No.6 of Middle Beisihuan Road,	Building B-1, North Block of Wanda Plaza
Chaoyang District,	No. 79 Wanbo Er Road
Beijing 100102, PRC.	Nancun Town, Panyu District
+86 (10) 60606666	Guangzhou 511442
The People's Republic of China
+86 (20) 82120000

With copies to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Notes:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G9887Y 107 is assigned to the Class A common shares of the Issuer, par value $0.00001 per share. CUSIP number 98426T 106 has been assigned to the American Depositary Shares (the "ADSs") of the Issuer, which are quoted on The NASDAQ Stock Market under the symbol “ YY.” Each ADS represents twenty (20) Class A common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9887Y 107	Page	2	of	14	Pages

1	NAMES OF REPORTING PERSONS Jun Lei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 132,741,483 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,741,483 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs held by Top Brand Holdings Limited, a British Virgin Islands company. Mr. Jun Lei is the sole owner and director of Top Brand Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs as of February 15, 2018, delegated the voting rights of such shares to Mr. David Xueling Li.

(2) Based on 922,793,788 Class A common shares and 337,982,976 Class B common shares outstanding as of September 30, 2017.

CUSIP No.	G9887Y 107	Page	3	of	14	Pages

1	NAMES OF REPORTING PERSONS Top Brand Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 132,741,483 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,741,483 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs held by the reporting person.  Each Class B common share is convertible into one Class A common share at the option of the holder at any time. In August 2016, Top Brand Holdings Limited, who owned 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs as of February 15, 2018, delegated the voting rights of such shares to Mr. David Xueling Li.

(2) Based on 922,793,788 Class A common shares and 337,982,976 Class B common shares outstanding as of September 30, 2017.

CUSIP No.	G9887Y 107	Page	4	of	14	Pages

1	NAMES OF REPORTING PERSONS David Xueling Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 319,094,581 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 186,353,098 Shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,353,098 Shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 10 Class A common shares and 170,921,803 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 8,000,000 Class A common shares in the form of ADSs held by YYME Limited, a British Virgin Islands company, (iii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, (iv) 3,111,605 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vested within 60 days of February 15, 2018, and (v) 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs beneficially owned by Mr. Jun Lei as of February 15, 2018, voting rights of which were delegated to Mr. David Xueling Li in August 2016. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited.

(2) Represents (i) 10 Class A common shares and 170,921,803 Class B common shares held by YY One Limited, (ii) 8,000,000 Class A common shares in the form of ADSs held by YYME Limited, (iii) 4,319,680 Class B common shares held by New Wales Holdings Limited, and (iv) 3,111,605 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vested within 60 days as of February 15, 2018. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances.

(3) Based on 922,793,788 Class A common shares and 337,982,976 Class B common shares outstanding as of September 30, 2017.

CUSIP No.	G9887Y 107	Page	5	of	14	Pages

1	NAMES OF REPORTING PERSONS YYME Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,241,493 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,241,493 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,241,493 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents (i) 10 Class A common shares and 170,941,483 Class B common shares held by YY One Limited; (ii) 8,000,000 Class A common shares in the form of ADSs held by the reporting person, and (iii) 4,319,680 Class B common shares held by New Wales Holdings Limited.  Each Class B common share is convertible into one Class A common share at any time by the holder thereof.

(2) Based on 922,793,788 Class A common shares and 337,982,976 Class B common shares outstanding as of September 30, 2017.

CUSIP No.	G9887Y 107	Page	6	of	14	Pages

1	NAMES OF REPORTING PERSONS YY One Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,921,813 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 170,921,813 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,921,813 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 10 Class A common shares and 170,941,483 Class B common shares held by the reporting person.  Each Class B common share is convertible into one Class A common share at any time by the holder thereof.

(2) Based on 922,793,788 Class A common shares and 337,982,976 Class B common shares outstanding as of September 30, 2017.

CUSIP No.	G9887Y 107	Page	7	of	14	Pages

INTRODUCTION

This statement on Schedule 13D (the “Amendment No.2”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on July 20, 2015 (the “Initial Schedule 13D”), as amended by the Amendment No.1 to the Original Schedule 13D filed on July 5, 2016 (together with the Initial Schedule 13D, the “Original Schedule 13D”), relating to the common shares (the "Shares") of YY Inc. (the "Company"). The Shares consist of Class A common shares and Class B common shares, par value $0.00001 each. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background.

The first paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This statement is being filed jointly on behalf of Mr. Jun Lei (“Mr. Lei”), Top Brand Holdings Limited (“Top Brand”), Mr. David Xueling Li (“Mr. Li”), YYME Limited (“YYME”) and YY One Limited (“YY One”, and together with Mr. Lei, Top Brand, Mr. Li and YYME, the “Reporting Persons” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

The following paragraph is hereby inserted into Item 2 of the Original Schedule 13D as the seventh paragraph:

YY One is a British Virgin Islands company beneficially owned and controlled by Mr. Li. YY One solely engages in investment holdings. The principal executive office of YY One is located at: Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of YY One are set forth on Schedule C-1 hereto and are incorporated herein by reference.

The last paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1, Schedule B-1 or Schedule C-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	G9887Y 107	Page	8	of	14	Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

Between September 12, 2016 and February 15, 2018, Top Brand sold an aggregate of 3,000,000 ADS in open market transactions representing 60,000,000 Class A common shares, which were converted from 60,000,000 Class B common shares held by Top Brand.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this statement are hereby incorporated by reference in this Item 5.

Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

The 132,741,483 Shares beneficially owned by Mr. Lei comprise 122,741,483 Class B common shares and 10,000,000 Class B common shares in the form of ADSs owned by Top Brand, a British Virgin Islands company solely owned and controlled by Mr. Lei.

The 186,353,098 Shares beneficially owned by Mr. Li comprise (i) 10 Class A common shares and 170,921,803 Class B common shares owned by YY One, a British Virgin Islands company solely owned and controlled by Mr. Li, (ii) 8,000,000 Class A common shares in the form of ADSs owned by YYME, a British Virgin Islands company solely owned and controlled by Mr. Li, (iii) 4,319,680 Class B common shares owned by New Wales Holdings Limited, a British Virgin Islands company solely owned and controlled by Mr. Li, and (iv) 3,111,605 Class A common shares underlying the options and restricted shares granted to Mr. Li that have vested or will vest within 60 days as of February 15, 2018.

Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Mr. Lei currently beneficially owned approximately 10.5% of all the issued and outstanding Shares of the Company, voting rights of which were delegated to Mr. David Xueling Li in August 2016. Mr. Li currently beneficially owned approximately 14.7% of all the issued and outstanding Shares of the Company, which, together with the voting rights of such Shares delegated to Mr. Li by Mr. Lei, represent approximately 69.7% of the aggregate voting power of the Company.

CUSIP No.	G9887Y 107	Page	9	of	14	Pages

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 922,793,788 Class A common shares and 337,982,976 Class B common shares outstanding as of September 30, 2017 as disclosed in the Company’s Form 6-K furnished to the SEC on November 14, 2017, assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.

From January 22, 2018 to February 15, 2018, Top Brand Holdings Limited sold an aggregate 500,000 ADSs, representing 10,000,000 Class A Ordinary Shares, through a broker in a series of open market transactions at a price ranging from US$130.0 to US$142.44 per share.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1 or Schedule C-1 hereto, has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1 or Schedule C-1 hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1, Schedule B-1 or Schedule C-1 hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

On August 17, 2016, Mr. Lei, Top Brand and Mr. Li entered into a deed of voting proxy and power of attorney (“Deed”). Pursuant to the Deed, Mr. Lei and Top Brand appoints Mr. Li, without any power of substitution, during and for the proxy term, as their true and lawful attorney in fact to sign resolutions or written consent in writing of the Company and proxy, for and in their name, place and stead, to vote the Shares and act for them as their proxy and attorney-in-fact, at any annual, special or other meeting of the shareholders of the Company called to vote, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of the Company taken by consent, in each case subject to the limitations set forth in this Deed. The proxy term under this Deed is one year from the date of execution and shall be renewed automatically for one additional year upon expiry of the original proxy term and so forth unless terminated by Mr. Lei and Top Brand.

CUSIP No.	G9887Y 107	Page	10	of	14	Pages

The descriptions of the Deed in this Item 6 are qualified in their entirety by reference to the complete text of the Deed, which has been filed as Exhibit B hereto, respectively, and which is incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

A	Joint Filing Agreement, dated February 27, 2018, by and between Mr. Lei, Top Brand, Mr. Li, YYME and YY One.

B	Deed of Voting Proxy and Power of Attorney dated August 17, 2016 between Mr. Lei, Top Brand and Mr. Li.

CUSIP No.	G9887Y 107	Page	11	of	14	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2018

/s/ Jun Lei
Jun Lei

Top Brand Holdings Limited
	By:	/s/ Jun Lei
Name: Jun Lei
Title: Director

/s/ David Xueling Li
David Xueling Li

YYME Limited
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

YY One Limited
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

CUSIP No.	G9887Y 107	Page	12	of	14	Pages

SCHEDULE A-1

Directors and Executive Officers of Top Brand Holdings Limited

Name	Position with Top Brand Holdings Limited	Present Principal Occupation	Business Address	Citizenship

Jun Lei	Director	Entrepreneur	19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, the People's Republic of China	People’s Republic of China

CUSIP No.	G9887Y 107	Page	13	of	14	Pages

SCHEDULE B-1

Directors and Executive Officers of YYME Limited

Name	Position with YYME Limited	Present Principal Occupation	Business Address	Citizenship

David Xueling Li	Director	Acting Chief Executive Officer and Chairman of the Board of Directors of Company	Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China	People’s Republic of China

CUSIP No.	G9887Y 107	Page	14	of	14	Pages

SCHEDULE C-1

Directors and Executive Officers of YY One Limited

Name	Position with YY One Limited	Present Principal Occupation	Business Address	Citizenship

David Xueling Li	Director	Acting Chief Executive Officer and Chairman of the Board of Directors of Company	Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China	People’s Republic of China

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares, par value US$0.00001 per share, of YY Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 27, 2018.

/s/ Jun Lei
Jun Lei

Top Brand Holdings Limited
By:	/s/	Jun Lei
Name:		Jun Lei
Title:		Director

/s/ David Xueling Li
David Xueling Li

YYME Limited
By:	/s/	David Xueling Li
Name:		David Xueling Li
Title:		Director

YY One Limited
By:	/s/	David Xueling Li
Name:		David Xueling Li
Title:		Director

Exhibit B

DEED OF VOTING PROXY AND POWER OF ATTORNEY

This DEED OF VOTING PROXY AND POWER OF ATTORNEY (this “Deed”) is entered into as of August 17, 2016, by and among Mr. Jun Lei and Top Brand Holdings Limited (Collectively, the Shareholder”) and Mr. David Xueling Li (the “Proxyholder”).

RECITALS

A.                The Shareholder, directly or indirectly, beneficially owns certain equity securities of YY Inc. (the “Company”), an exempt company incorporated under the laws of the Cayman Islands, par value US$0.00001 per share, and may from time to time after the date hereof acquire beneficial ownership over additional equity securities of the Company, all of which are hereinafter referred to as “Shares”.

B.                 The Shareholder agrees, during the term of this Deed as specified in Section 3.1 hereof (the “Proxy Term”), to grant to the Proxyholder the right to vote all of the Shares of the Shareholder and to sign in the manner set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
VOTING PROXY AND POWER OF ATTORNEY

Section 1.1            Grant of Proxy and Power of Attorney. The Shareholder appoints the Proxyholder, without any power of substitution, during and for the Proxy Term, as the Shareholder’s true and lawful attorney in fact to sign resolutions or written consent in writing of the Company and proxy, for and in the Shareholder’s name, place and stead, to vote the Shares and act for the Shareholder as his proxy and attorney-in-fact, at any annual, special or other meeting of the shareholders of the Company called to vote, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of the Company taken by consent, in each case subject to the limitations set forth in this Deed.

Section 1.2            Notice. With respect to any proposed exercise of the voting rights granted under this Deed, the Proxyholder shall provide written notice to the Shareholder as promptly as practicable prior to any shareholders’ meeting at which such matter is to be voted upon, or as promptly as reasonably practicable upon the Proxyholder becoming aware that (a) a meeting will be held (if shorter notice of a meeting has been given to Proxyholder) or (b) such matter is to be acted upon by consent, in particular by way of circulation procedure; provided that the Proxyholder shall be deemed to have satisfied his obligation under this sentence if the Shareholder has received prior notice of such meeting in accordance with applicable Law.

Section 1.3            Exception. Notwithstanding the above, if a matter that is submitted for shareholder approval involves a conflict of interests between the Proxyholder and the Company, then the Proxyholder shall have no right to vote on such matter or act on behalf of the Shareholder in connection of such matter.

Article II
ADDITIONAL AGREEMENTS

Section 2.1            Acquisition of Shares; Share Splits, Dividends, Etc. In the event the Shareholder hereafter acquires additional voting securities of the Company or in the event of any issuance of shares of the Company’s voting securities hereafter to the Shareholder in respect of the Shares (including in connection with any shares split, shares dividend, recapitalization, reorganization, or the like), such additional shares shall automatically become subject to this Deed.

Section 2.2            Proxyholder Liability. In voting the Shares in accordance with Section 1.1 hereof, the Proxyholder shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which the Proxyholder may do or refrain from doing in good faith.

Article III
TERMINATION

Section 3.1            Term. This Deed shall become effective as of the date hereof and shall terminate upon the first anniversary of the date hereof. Notwithstanding the foregoing sentence, the term of this Deed shall be automatically renewed for one (1) year upon expiry of the original term, and so forth afterwards; provided, however, that if the Shareholder delivers written notice of his intention to terminate this Deed to the Proxyholder within the 30-day period prior to any anniversary date of the date hereof, this Deed shall terminate upon such anniversary date.

Article IV
MISCELLANEOUS

Section 4.1            No Ownership Interest. Except as provided for in this Deed, nothing contained in this Deed shall be deemed to vest in any party other than the Shareholder any direct or indirect ownership or incidence of ownership of or with respect to any Shares held by the Shareholder and all rights, ownership and economic benefits of and relating to such Shares shall remain vested in and belong to the Shareholder.

Section 4.2            Severability. If any term or other provision of this Deed is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Deed shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 4.3            Amendment and Waiver. This Deed may not be amended, modified or supplemented, and no provision hereof may be waived, except by a written instrument executed by each of the Shareholder and the Proxyholder.

Section 4.4            Governing Law. This Deed shall be governed by and construed under the laws of the Cayman Islands, without regard to principles of conflict of laws thereunder.

Section 4.5            Counterparts. This Deed may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Deed.

Section 4.6            Governing Language. This Deed was drafted, negotiated and executed in English. The Chinese translation is prepared for convenience and shall not be translated into English for the purpose of comparing with or interpreting the English version. If there is any conflict between the English version and the Chinese translation, the English version shall prevail.

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THIS DEED OF VOTING PROXY, POWER OF ATTORNEY AND WAIVER has been signed and executed as a DEED by the parties and is delivered by them on the date specified above.

Executed as a DEED by

JUN LEI	) /s/ Jun Lei ) ) )

Witness

in the presence of

/s/ Xi Chen	Signature of witness

Xi Chen	Name of witness

THIS DEED OF VOTING PROXY, POWER OF ATTORNEY AND WAIVER has been signed and executed as a DEED by the parties and is delivered by them on the date specified above.

Executed as a DEED by

Top Brand Holdings Limited	) /s/ Jun Lei ) ) )

Witness

in the presence of

/s/ Xi Chen	Signature of witness

Xi Chen	Name of witness

THIS DEED OF VOTING PROXY, POWER OF ATTORNEY AND WAIVER has been signed and executed as a DEED by the parties and is delivered by them on the date specified above.

Executed as a DEED by

DAVID XUELING LI	) /s/ David Xueling Li ) ) )

Witness

in the presence of

/s/ Ju Huang	Signature of witness

Ju Huang	Name of witness